UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Merus n.v.

(Name of Issuer)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number)

Maria E. Pasquale

Executive Vice President and General Counsel

Incyte Corporation

1801 Augustine Cut-Off,

Wilmington, Delaware 19803

(302) 498-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. N5749R100

1.	Names of Reporting Persons Incyte Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,550,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,550,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,550,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares is based on 37,885,544 Common Shares (defined below) outstanding immediately following the Offering (defined below), including the exercise in full of the Underwriters’ Option (defined below), as described in the Issuer’s prospectus supplement and Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2021.

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Incyte Corporation, a Delaware corporation (“Incyte”) with the Securities and Exchange Commission (the “Commission”) on December 28, 2020, relating to the common shares, nominal value €0.09 per share (the “Common Shares”), of Merus N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Issuer”). The Schedule 13D superseded the Schedule 13G filed by Incyte with the Commission on January 23, 2017 relating to the Common Shares. The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 3 of the Schedule 13D is amended and supplemented as follows:

The additional information provided in Item 4 of this Amendment below is incorporated herein by reference.

Item 4. Purpose of Transaction

The information in Item 4 of the Schedule 13D is amended and supplemented by the following information:

On January 25, 2021, Incyte purchased 350,000 Common Shares in the Issuer’s underwritten public offering of 4,848,485 Common Shares (the “Offering”) at the public offering price of $24.75 per Common Share, or an aggregate purchase price of $8,662,500, using available working capital.

Item 5. Interest in Securities of the Issuer

The information in Item 5(a) and (b) of the Schedule 13D is hereby amended and restated to read as follows:

(a) Aggregate Number and Percentage of Securities. As of the date that this Amendment is filed, Incyte directly holds 3,550,000 Common Shares, representing 9.4% of the outstanding Common Shares based on a total of 37,885,544 Common Shares outstanding immediately following the Offering, including 727,272 Common Shares subject to an option to purchase additional shares granted by the Issuer to the underwriters for the Offering (the “Underwriters’ Option”), as described in the Issuer’s prospectus supplement filed with the Commission on January 22, 2021. As described in the Issuer’s Current Report on Form 8-K filed with the Commission on January 22, 2021, the Underwriters’ Option was exercised in full.

(b) Power to Vote and Dispose. Incyte has sole voting and dispositive power over the 3,550,000 Common Shares reported herein.

The information in Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

(c) Transactions within the past 60 days. Described above under Item 4 of this Amendment and incorporated herein by reference. Except as described in Item 4 of this Amendment, Incyte has not effected any transactions in Common Shares in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 2021

Incyte Corporation

/s/ Maria E. Pasquale
By:	Maria E. Pasquale
Its:	Executive Vice President and General Counsel